UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Revised Mandatory Exchange Notice

Subject:	Scheme of Arrangement among Videocon d2h Limited
and Dish TV India Limited and their respective shareholders and creditors
CUSIP:	25471A401
ADR Ratio:	1 ADS : 4 ORD Shares
Symbol:	VDTH

Reference is made to (i) the notice issued by Videocon d2h Limited (“Videocon d2h”), dated December 18, 2017 (the “Initial Mandatory Exchange Notice”) and (ii) the notice issued by Videocon d2h, dated January 4, 2018 (the “First Updated Mandatory Exchange Notice”).

As set forth in the First Updated Mandatory Exchange Notice, the Scheme of Arrangement (the “Scheme”) among Videocon d2h, Dish TV India Limited (“Dish TV”), and their respective shareholders and creditors, which Scheme was approved at the hearing held on July 27, 2017 by order of the Mumbai Bench of the Honorable National Company Law Tribunal (the “Court”), did not become effective on December 27, 2017 as previously announced in the Initial Mandatory Exchange Notice. The Scheme will now become effective upon the order of the Court approving the Scheme referred above, being duly filed by both Videocon d2h and Dish TV, with the Registrar of Companies, Maharashtra, on March 22, 2018 (the “Scheme Effective Date”). Upon the Scheme becoming effective, Videocon d2h will be dissolved without winding up, and Dish TV is expected to be renamed Dish TV Videocon Limited on a date subsequent thereto.

Effective as of April 5, 2018 (the “GDS Effective Date”):

(i)	all outstanding equity shares of Videocon d2h as of the Scheme Effective Date, including equity shares underlying Videocon d2h American Depositary Shares (the “ADSs”), will be mandatorily exchanged for new equity shares of Dish TV. In such mandatory exchange, 857,785,766 new equity shares of Dish TV will be issued in exchange for the outstanding equity shares of Videocon d2h as of the Scheme Effective Date. The number of outstanding equity shares of Videocon d2h as of the Scheme Effective Date will be 424,997,937. Accordingly, the share exchange ratio will be 857,785,766 divided by 424,997,937 (the “Share Exchange Ratio”), which is approximately 2.01832925 new equity shares of Dish TV for every 1 equity share of Videocon d2h (rounded to eight decimal places); and

(ii)	holders of Videocon d2h ADSs will, unless they elect otherwise as per the Cancellation Option described below, be entitled to receive on a mandatory basis such number of new Dish TV Global Depositary Shares (the “GDSs”) that equals the Share Exchange Ratio multiplied by 4, which is approximately 8.07331699 new Dish TV GDSs for every 1 Videocon d2h ADS (rounded to eight decimal places).

When applying the Share Exchange Ratio, a person eligible to receive new equity shares of Dish TV shall be subject to rounding of fractional equity share entitlements as contemplated under the Scheme. If a person is entitled to receive any fractional new equity share of Dish TV and such fractional entitlement is less than 0.5, it shall be rounded down so that such person will instead receive zero new equity shares of Dish TV in respect thereof. If such fractional entitlement is 0.5 or more, however, the person entitled to receive such fractional new equity share of Dish TV will instead receive one new equity share of Dish TV in exchange for such fractional entitlement.

Should there be an adjustment of the Scheme Effective Date, the GDS Effective Date or the Share Exchange Ratio as contemplated under the Scheme, Dish TV and Videocon d2h shall instruct Deutsche Bank Trust Company Americas, acting in its capacity as exchange agent (the “Exchange Agent”), to promptly deliver further written notice of such amended terms on behalf of Dish TV and Videocon d2h.

Fractional GDSs will not be distributed. Holders entitled to receive fractional GDSs will instead receive cash in lieu of such fractional GDSs, in accordance with the terms set forth in the paragraph below entitled “Fractional GDSs”.

Trading of Videocon d2h ADSs will be permitted up to the close of business on the last trading day prior to the GDS Effective Date, which date is expected to be on or about April 4, 2018. However, after the GDS Election Cut-Off Date (as defined below), holders of Videocon d2h ADSs will not be able to surrender their ADSs in exchange for equity shares of Videocon d2h.

Dish TV has an existing Global Depositary Receipt program with Deutsche Bank Trust Company Americas, acting in its capacity as depositary (the “Depositary”), and in connection with the Scheme, Dish TV is expected to enter into an amended and restated deposit agreement with the Depositary (the “Amended and Restated Dish TV Deposit Agreement”), which will amend and restate the existing Dish TV deposit agreement effective as of the GDS Effective Date.

Application has been made for the GDSs to be admitted to trading on the Professional Securities Market of the London Stock Exchange plc (the “Admission”). As of a date following the GDS Effective Date, currently expected to be on or about April 10, 2018 (the “Listing Date”), the new equity shares of Dish TV will be admitted for listing and trading in India. Subject to approval by the UK Listing Authority (the “UKLA”), it is expected that the Dish TV Global Depositary Receipts will be admitted to trading on the Professional Securities Market of the London Stock Exchange plc on or about April 6, 2018 (the first business day following the GDS Effective Date). However, holders of the Dish TV GDSs will not be able to surrender their GDSs in exchange for equity shares of Dish TV from the GDS Effective Date until the Listing Date. A description of the terms of the GDSs (including applicable fees and charges of the Depositary under the Amended and Restated Dish TV Deposit Agreement) will be included in the listing particulars relating to the Admission, which will be made publicly available in accordance with the requirements of the UKLA once approved by the UKLA.

The Depositary has closed its books with respect to issuances of both the Dish TV Global Depositary Receipt program and the Videocon ADS program, and Videocon d2h ADS holders will additionally not be permitted to re-register into the books of the Depositary. The Depositary has also closed its books with respect to cancellations of the Dish TV Global Depositary Receipt program, and will keep such books closed for cancellations through the Listing Date.

Anticipated GDS Effective Date:	April 5, 2018
GDS Exchange Rate:	857,785,766 divided by 424,997,937 multiplied by 4, which is approximately 8.07331699 new Dish TV GDSs for every 1 Videocon ADS (rounded to eight decimal places), subject to the rounding convention contemplated in the Scheme and described above with respect to fractional equity share entitlements
GDS CUSIP:	25471A401

Cancellation Option

In lieu of receiving the new Dish TV GDSs, Videocon d2h ADS holders may elect to instead receive new equity shares of Dish TV by first becoming an equity shareholder of Videocon d2h in India on or before March 21, 2018 (the “Record Date”). Videocon d2h ADS holders who elect to receive such equity shares must instruct the Depositary to cancel their ADSs on or prior to the date that is one (1) business day prior to the Record Date, which date will be March 20, 2018 (the “GDS Election Cut-Off Date”). Videocon d2h ADS holders who wish to elect to cancel their Videocon d2h ADSs and ultimately receive the new equity shares of Dish TV are required (i) to have a DR sub-type account for such purpose and should consult their local broker about the opening of a DR sub-type account, if not already in place (as well as any fees or costs that they will incur in connection with the Cancellation Option) and (ii) to instruct their U.S. broker to deliver the following to the Depositary on or prior to the GDS Election Cut-Off Date:

•	Videocon d2h ADSs (to be delivered to DBTCA’s DTC Participant account # 2655)

•	Delivery details for receipt of equity shares of Videocon d2h which should include:

•	Beneficiary Name

•	Beneficiary Account Number (DR sub-type account)

•	Client ID

•	Custodian Name

•	Custodian DP ID

•	Cancellation Fee of US$0.05 per ADS delivered to DBTCA

The underlying Videocon d2h equity shares received upon the cancellation of Videocon d2h ADSs are not listed on any stock exchange, and there will be no liquid market in the trading of such securities. In addition, once Videocon d2h ADSs have been converted into Videocon d2h equity shares, it will not be possible to re-deposit those shares into the Videocon d2h ADS program. Furthermore, since the new equity shares of Dish TV to be received under the Cancellation Option will be admitted for listing and trading in India only on the Listing Date, Videocon d2h ADS holders will not be able to trade the new equity shares of Dish TV that they will receive under the Cancellation Option until the Listing Date.

Videocon d2h ADS holders to whom equity shares of Videocon d2h are not successfully settled on or before the Record Date will have their Videocon d2h ADSs returned to the delivering party, and those Videocon d2h ADS holders will be deemed to have elected to receive new Dish TV GDSs under the Default Option (as described below). By electing to receive the new Dish TV equity shares, the Videocon d2h ADS holders will be deemed to have consented to the terms outlined herein in respect of this Cancellation Option.

Default Option

Videocon d2h ADS holders who wish to receive new Dish TV GDSs will not be required to take any action and will automatically be entitled to receive the new Dish TV GDSs on the GDS Effective Date. Those Videocon d2h ADS holders who have not taken any action and thus elected to automatically receive the new Dish TV GDSs, and those Videocon d2h ADS holders who have been deemed to have chosen to receive new Dish TV GDSs as described above, will be deemed to have consented to the terms outlined herein in respect of this option, including in relation to receipt of cash in lieu of fractional GDSs.

No issuance or cancellation fees will be applied in connection with the cancellation of Videocon d2h ADSs and the issuance of Dish TV GDSs under the Default Option on the GDS Effective Date.

Effective as of the Listing Date (as described above), Dish TV GDSs may be surrendered for cancellation in accordance with the provisions of the Amended and Restated Dish TV Deposit Agreement to be entered into on the GDS Effective Date, including payment of any applicable fees and charges thereunder.

Fractional GDSs

Videocon d2h ADS holders will not be entitled to receive fractional GDSs under the Default Option, and by receiving Dish TV GDSs in accordance with the Default Option (by function of not having affirmatively elected to receive Dish TV equity shares under the Cancellation Option or by being deemed to have chosen to receive new Dish TV GDSs under the Default Option as described above), the Videocon d2h ADS holders will be deemed to have consented to receive cash in lieu of such fractional GDSs. Such Videocon d2h ADS holders that would otherwise be entitled to receive a fraction of a GDS will instead receive cash in lieu of such fractional GDSs in an amount equal to such Videocon d2h ADS holder’s proportionate interest in the Net Proceeds (as defined below) from the sale by the Exchange Agent in one or more sale transactions (which transactions shall be made at such time, in a manner and on such terms as may be determined by the Exchange Agent in its discretion) of the aggregate of the fractional GDSs remaining unallocated after allocating whole GDSs to all Videocon d2h ADS holders (the “Excess GDSs”). No distribution will be made until after the Listing Date and until all proceeds from the sale of Excess GDSs have been received. Pending distribution, the Exchange Agent shall hold such proceeds without the obligation to invest such amounts. The sale proceeds, net of commissions, transfer taxes and other out-of-pocket transaction costs incurred by the Exchange Agent in connection with the sale of the Excess GDSs (the “Net Proceeds”) will be distributed to holders without interest and less any applicable withholding taxes.

Certain US Federal Income Tax Considerations

Dish TV intends to take the position that the Scheme should qualify as a reorganization within the meaning of Section 368(a) of the US Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Scheme so qualifies, and subject to the “passive foreign investment company” rules discussed below, a US shareholder of Videocon d2h that exchanges equity shares of Videocon d2h, including ADSs (collectively, the “Scheme Shares”), for equity shares of Dish TV, including GDSs (collectively, the “New Shares”), pursuant to Scheme should not recognize any taxable gain or loss (except with respect to any cash received in lieu of fractional New Shares) for U.S. federal income tax purposes.

Dish TV has not received an opinion of US federal income tax counsel that the Scheme qualifies as a reorganization within the meaning of Section 368(a) of the Code, and no ruling has been sought or obtained from the US Internal Revenue Service (“IRS”). Accordingly, there can be no assurance that the IRS will not take a position that the Scheme does not qualify as a reorganization under Section 368(a) of the Code, or that such position would not be sustained by a court. If Scheme does not qualify as a reorganization, then US shareholders of Videocon d2h generally would be required to treat the exchange of Scheme Shares for New Shares pursuant to the Scheme as a fully taxable exchange for U.S. federal income tax purposes.

Even if the Scheme qualifies as a reorganization under Section 368(a) of the Code, a US shareholder of Videocon d2h may be subject to special, adverse tax rules in respect of the Scheme if Videocon d2h is or has been classified as a “passive foreign investment company” (a “PFIC”) for any taxable year during which such US shareholder has held Scheme Shares. In general, a non-US corporation is classified as a PFIC for any taxable year in which either: (i) 75 percent or more of its gross income is passive income (such as dividends, interests and royalties), or (ii) 50 percent or more of the quarterly average value of its gross assets is comprised of passive assets (generally assets that produce passive income). Although no assurances can be provided, it is not expected that Videocon d2h is or has been a PFIC.

THIS DISCUSSION OF US FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ALL HOLDERS OF SCHEME SHARES SHOULD CONSULT THEIR OWN TAX ADVISER REGARDING THE TAX CONSEQUENCES TO THEM OF THE EXCHANGE OF SCHEME SHARES FOR NEW SHARES PURSUANT TO THE SCHEME.

This communication does not constitute an offer of any securities for sale or a solicitation of an offer to purchase any securities in any jurisdiction. The equity shares of Dish TV and Dish TV GDSs issued pursuant to the Scheme will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state or other jurisdiction of the United States. Such securities will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. No public offering of such securities will be made in the United States. Such transaction has not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”), nor will the SEC or any U.S. state securities commission pass upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in any document in connection with the Scheme. Any representation to the contrary is a criminal offence in the United States.

For further information with respect to the mandatory exchange, Videocon d2h ADS holders can contact American Stock Transfer & Trust, LLC, acting in its capacity as sub-agent to the Exchange Agent, at (866) 706-8374.

Further information in relation to the key dates and processes for the issue of Dish TV shares and GDSs and the exchange of the ADSs is available at http://ir.videocond2h.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2018

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman